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FORM X-17A-5
PART III

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SEC Mail Processing Section

MAR 0 8 2021

Washington DC

SEC FILE NUMBER
8-48255

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Matrix Executions, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 S LaSalle St., STE 3900
(No. and Street)

Chicago	IL	60603
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Zohaib Raza 630-901-7643
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

1 S Wacker Dr., STE 800	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Zohaib Raza, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Matrix Executions, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO/FINOP

Title

DARLENE R DEJOHNETTE
Official Seal
Notary Public - State of Illinois
My Commission Expires Mar 29, 2023

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MATRIX EXECUTIONS, LLC

Table of Contents

RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Member of Matrix Executions, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Matrix Executions, LLC (the Company) as of December 31, 2020, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2019.

Chicago, Illinois
March 1, 2021

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Matrix Executions, LLC

Statement of Financial Condition

December 31, 2020

Assets		
Cash	$	1,095,726
Deposits with clearing brokers		2,581,400
Receivables from clients		1,626,717
Fixed assets, net		65,573
Other assets		179,252
Other receivables		671,907
Total Assets	$	6,220,575
Liabilities and Member's Equity		
Accounts payable and accrued expenses		1,149,132
Accrued compensation		868,021
Due to affiliates		695,613
Total Liabilities		2,712,766
Member's Equity		3,507,809
Total Liabilities and Member's Equity	$	6,220,575

See accompanying notes.

MATRIX EXECUTIONS, LLC

Notes to Financial Statements

December 31, 2020

(1) Organization and Basis of Presentation

Matrix Executions, LLC, formerly ITG Derivatives LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also an introducing broker registered with the Commodity Futures Trading Commission ("CFTC") and is a member of the National Futures Association ("NFA"). The Company is an Illinois Limited Liability Company and is wholly owned and managed by Matrix Executions Holdings, LLC (the "Parent"). The U.S. dollar is the functional currency of the Company.

The Company is engaged in a single line of business as a direct-access securities broker that specializes in multi-asset class electronic trade execution services and provides connectivity to various destinations including securities and futures exchanges and electronic communications networks.

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

The Company, in connection with its activities as a broker-dealer, does not hold funds or securities for customers. Accordingly, the Company is exempt from SEC Rule 15c3-3 pursuant to provision (k)(2)(ii) of such rule.

(2) Summary of Significant Accounting Policies

Use of Estimates

The preparation of the financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets, liabilities, revenues and expenses. Actual results could differ from those estimates. Future events and their effects cannot be predicted with certainty. Accordingly, accounting estimates require the exercise of judgment. Accounting estimates used in the preparation of these financial statements change as new events occur, as more experience is acquired, as additional information is obtained, and as the operating environment changes.

Revenue Recognition

The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Revenue from contracts with customers includes commission revenues on trade execution and related expenses which are recorded on a trade date basis. The Company's commission revenue is derived primarily from customer use of the Company's trade execution services and represents commissions earned on the execution of equities, equity options contracts, and futures contracts.

Other revenue primarily consists of income earned in conjunction with the Company's cash management activities, fees earned from customers for providing infrastructural and operational support, and fees generated for hosting customer servers.

The Company executes trades on behalf of its customers. Each time a customer enters into a transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Exchange fee volume discounts form part of a "variable consideration" to all trades. Exchange programs are based on total volume achieved over the course of time, generally a monthly total, and tiered based on volume. This variable consideration is usage-based royalty and cannot be recognized until the entire usage per exchange has been calculated. The result of this variable consideration is generally a net increase to and included in commission revenue and presented as Exchange Fees Revenues in the below disaggregation.

Accounts receivable primarily represents amounts due from these activities. Uncollectible amounts are written off at the time the individual receivable is determined to be uncollectable. Allowances for credit losses are based primarily on historical collection experience. The Company did not have an allowance for credit losses balance as of December 31, 2020. The following table presents the Company's outstanding receivables from clients balance at year end in 2019 and 2020.

	2019	2020
Receivables from clients	$858,318	$1,626,717
Allowance for doubtful accounts	-	-
Receivables from clients, net	$858,318	$1,626,717

Securities Transactions

Commissions are earned on a per-transaction basis and are derived from (i) trade execution services and (ii) rebate payments related to option contract executions at various exchanges. Commission revenues and related expenses for all securities transactions are recorded on a trade date basis.

Receivables from clients, net include amounts receivable for commissions earned. Deposits with Clearing Brokers include cash held on deposit with clearing brokers.

All securities transactions are cleared through other clearing brokers.

Cash

The Company maintains cash in bank deposit accounts that, at times, may exceed Federal Deposit Insurance Corporation limits.

Fixed Assets, net

Fixed assets are recorded at cost, net of accumulated depreciation, and are depreciated using the straight-line method over the estimated useful lives of the assets (generally three to seven years). Leasehold improvements are recorded at cost and are amortized using the straight-line method over the lesser of the estimated useful lives of the related assets or the non-cancelable lease term. No impairment was deemed necessary in 2020.

Due to/from Affiliates

Amounts due to/from affiliates are unsecured, non-interest bearing and due on demand.

Other Receivables

Other receivables on the statement of financial condition include rebates receivable net of fixed and transactions fees from various option exchanges. Due to the short duration of the financial assets, there are no material estimates of credit losses related to these financial assets as of December 31, 2020.

Credit Loss

In January 2016, the FASB issued ASU 2016-13, *Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*, which amends several aspects of the measurement of credit losses on financial instruments, including replacing the existing incurred credit loss model and other models with the Current Expected Credit Losses ("CECL") model and amending certain aspects of account for purchased financial assets with deterioration in credit quality since origination. The new standard is effective for fiscal years beginning after December 15, 2019.

Based on the high turnover and collectability of our account receivable, as well as the monthly process for the majority of revenue, the Company has determined there is no material impact of the new standard on its current policies. Accounts receivable from the Company's executing business has minimal credit risk as all customers are pre-screened, collection of receivables occurs within one month and the services to customers are completed on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer).

Rebates

Rebates consist of volume discounts, credits or payment received from exchanges or other marketplaces related to the placement and/or removal of liquidity from the order flow in the marketplace. Rebates are recorded on an accrual basis and included net within commissions, net in the accompanying statement of operations.

Income Taxes

The Company is a single member limited liability corporation and is not a taxable entity for income tax purposes. The Company does not have a tax sharing agreement with the Parent and is under no obligation to make distributions to its Parent with respect to taxes. Such taxes are the liability of the individual member (Parent) and the amounts thereof will vary depending on the individual situation of the member. Accordingly, there is no provision for income taxes in the accompanying financial statements.

(3) Related Party Transactions

The Company operates under an expense-sharing agreement with Simplex Investments, LLC. Under this agreement, Simplex Investments, LLC, a servicing company and an affiliate of the Company by common ownership, provides the Company with labor and administrative services. The Company has a payable of $577,102.96 at December 31, 2020, which is classified as due to affiliates on the statement of financial condition.

The Company operates under an expense-sharing agreement with Simplex Technologies, LLC, a technology servicing company and an affiliate of the Company by common ownership. Simplex Technologies, LLC provides the Company the use of technology and related services. The Company has a payable of $14,726 at December 31, 2020, which is classified as due to affiliates on the statement of financial condition.

Simplex Trading, LLC, an affiliate of the Company by common ownership, executes option trades through the Company. The Company has a related outstanding receivable of $359,196 on December 31, 2020, which is classified as receivables from clients on the statement of financial condition.

The Company operates under an expense-sharing agreement with Matrix Technologies L.L.C. ("MT"), a wholly owned subsidiary of the Parent. MT provides the Company the use of labor, technology, administrative services, and use of office space. The Company has a related outstanding payable of $103,784 on December 31, 2020, which is classified as due from affiliates on the statement of financial condition.

Pursuant to services agreement with a related party under common ownership, Salibaco, LLC ("SC"), SC provides administrative services, technology services, and office space to the Company. The lease agreement covering the Company's primary office space is held by SC and is scheduled to expire on April 30, 2022. There are no amounts due as of December 31, 2020.

(4) Commitments and Contingencies

The Company is not a party to any pending legal proceedings. From time to time, the Company is involved in investigations and other proceedings by government agencies and self-regulatory organizations regarding its businesses. Such investigations and other proceedings may result in judgments, settlements, fines, penalties, injunctions or other relief. At the current time, management does not believe any of these matters will have a material effect on the Company's financial position or future results of operations.

In the normal course of business, the Company indemnifies and guarantees certain service providers, such as broker-dealers, against specified losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

(5) Off-Balance Sheet Risk and Concentrations of Credit Risk

In the normal course of business, the Company is involved in the execution of various customer securities transactions. Securities transactions are subject to the credit risk of counterparty or customer nonperformance. However, transactions are collateralized by the underlying securities, thereby reducing the associated risk to changes in the market value of the securities through settlement date. Therefore, the settlement of these transactions is not expected to have a material effect on the Company's financial statements. It is also the Company's policy to review, as necessary, the credit worthiness of each counterparty and customer.

Financial instruments that potentially subject the Company to concentrations of credit risk are primarily cash, receivables from broker-dealers, net and receivables from non-broker-dealer, net. Cash is deposited with a major U.S. banking financial institution.

(6) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1). Under this rule, the Company is required to maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company has elected to use the basic method permitted by SEC Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $100,000 or 6 ⅔% of aggregate indebtedness.

The Company is an introducing broker subject to the CFTC Minimum Capital Requirement (CFTC Regulation 1.17). Pursuant to 1.17 (a)(1)(i)(D), the Company is required to maintain minimum net capital, as defined, equal to the amount required by SEC Rule 15c3-1 described above.

At December 31, 2020, the Company had net capital of $2,510,542, which was $2,335,333 in excess of required net capital of $175,209. The Company's ratio of aggregate indebtedness to net capital was 1.05 to 1.

(7) Subsequent Events

The Company has evaluated subsequent events through the date the accompanying financial statements were issued and has determined that no material events that would require recognition or disclosure occurred.